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Exhibit 99.2

         C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S — U N A U D I T E D

Vivendi Universal Entertainment LLLP

(A Limited Liability Limited Partnership)

Year ended December 31, 2004

Vivendi Universal Entertainment LLLP

Consolidated Financial Statements—Unaudited

Year ended December 31, 2004

Table of Contents

Vivendi Universal Entertainment LLLP

Consolidated Balance Sheet—Unaudited

As of December 31, 2004

(In thousands)

Assets
Current assets:
Cash and equivalents	$164,590
Receivables, less allowances	2,429,128
Inventories, net	54,643
Program costs, net of amortization	165,831
Prepaid expenses and other current assets	78,551
Receivables from affiliates, net	1,112,891

Total current assets	4,005,634
Film, television and program costs, net of amortization	2,314,997
Investments in unconsolidated companies	271,026
Property and equipment, net	1,119,328
Goodwill, net	6,782,686
Intangible assets, net	1,774,851
Investments	925,008
Other non-current assets	574,873

Total assets	$17,768,403

Liabilities and Partners' Capital
Current liabilities:
Accounts payable and accrued liabilities	$2,168,858
Accrued participations and residuals	724,297
Program obligations	249,309
Income taxes payable	65,688

Total current liabilities	3,208,152
Borrowings	1,670,000
Redeemable preferred interest—Class A, $750,000 face value	641,359
Accrued participations and residuals	638,511
Program obligations	359,021
Other non-current liabilities	275,303

Total liabilities	6,792,346
Redeemable preferred interest—Class B, $1,750,000 face value	1,693,930
Commitments and contingencies
Partners' capital	9,282,127

Total liabilities and partners' capital	$17,768,403

See accompanying notes to unaudited consolidated financial statements.

Vivendi Universal Entertainment LLLP

Consolidated Statement of Operations—Unaudited

Year Ended December 31, 2004

(In thousands)

Revenues:
Motion pictures	$4,715,012
Television	849,445
Cable television networks	1,431,256
Parks, resorts and other	450,062

Total revenues	7,445,775
Cost of revenues	5,591,291
Selling, general and administrative expenses	1,260,236
Impairment of intangibles and other investments	287,094
Equity in income of unconsolidated companies	(4,476)
Loss on disposal of assets, net	13,207

Operating income	298,423
Investment income, third party	68,483
Interest expense, third party	(136,473)
Interest income, net, related party	17,912
Other loss	(2,898)

Income before income tax provision, discontinued operations	245,447
Income tax provision	171,518

Income before discontinued operations	73,929
Income from discontinued operations (including a gain on disposal of $33,970)	35,915

Net Income	$109,844

See accompanying notes to unaudited consolidated financial statements.

Vivendi Universal Entertainment LLLP
Consolidated Statement of Preferred Interests, Partners' Capital and Comprehensive Income (loss)—Unaudited
Year Ended December 31, 2004
(In thousands)

			Partners' Common Interest
	Canadian Preferred Stock	Preferred Class B	Universal and Affiliates	IAC	Diller and Assignees	Deferred Compensation	Total	Comprehensive Income (Loss)
Balance as of December 31, 2003, as restated	$38,171	$1,667,046	$8,711,619	$529,452	$219,606	$(13,120)	$9,447,557
Net income	—	—	97,734	5,976	6,134	—	109,844	$109,844
Distributions to Partners	—	—	(301,007)	(17,596)	(4,852)	—	(323,455)
Distribution of net liabilities to VU	—	—	66,223	—	—	—	66,223
Unrealized gain on derivative instruments	—	—	7,897	213	238	—	8,348	8,348
Unrealized gain on available for sale securities	—	—	(2,494)	(145)	(23)	—	(2,662)	(2,662)
Amortization of deferred compensation	—	—	—	—	—	13,120	13,120
Foreign currency translation adjustment	—	—	(39,972)	(1,501)	(243)	—	(41,716)	(41,716)
Reimbursement of costs from VU	—	—	47,370	—	—	—	47,370
Gain on sale of assets to VU	—	—	49,180	—	—	—	49,180
Purchase of minority interest	—	—	220,397	—	(220,397)	—	—
Cash dividends on Class B	—	—	(60,923)	(3,525)	(350)	—	(64,798)
Paid-in-kind dividends	—	25,947	(24,459)	(1,412)	(76)	—	(25,947)
Discount accretion	—	937	(849)	(51)	(37)	—	(937)
Accrued dividends	234	—	—	—	—	—	—
Settlement	(38,405)	—	—	—	—	—	—

Comprehensive income								$73,814

Balance as of December 31, 2004	$—	$1,693,930	$8,770,716	$511,411	$—	$—	$9,282,127

See accompanying notes to unaudited consolidated financial statements.

Vivendi Universal Entertainment LLLP

Consolidated Statement of Cash Flows—Unaudited

Year Ended December 31, 2004

(In thousands)

Operating activities
Net income	$109,844
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	(35,915)
Depreciation and amortization	321,003
Amortization of film, television and program costs	1,596,707
Amortization of deferred compensation	13,120
Amortization of deferred financing costs	38,846
Impairment of intangibles and other investments	287,094
Loss on sale of assets	13,207
Equity in income of unconsolidated companies	(4,476)
Paid-in-kind interest	22,618
Other	2,650
Changes in operating assets and liabilities:
Receivables	(1,003,591)
Inventories	17,761
Film, television and program costs	(1,340,896)
Accounts payable and accrued liabilities	1,043,679
Accrued participations and residuals	(5,431)
Other balance sheet changes	107,714

Cash provided by continuing operations	1,183,934
Cash provided by discontinued operations	5,266

Net cash provided by operating activities	1,189,200

Investing activities
Capital expenditures	(131,956)
Proceeds from sale of assets and securities	193,918
Purchase of U.S. treasury securities	(824,389)
Return of investments in and advances to unconsolidated companies, net	238,035
Cash received from unconsolidated companies	6,698
Proceeds from the sale of discontinued operations	45,000
Other	(37,500)

Net cash used in investing activities	(510,194)

Financing activities
Settlement of Canadian preferred stock	(38,405)
Third party borrowings	2,495,000
Repayment of third party borrowings	(2,495,000)
Restricted cash, net	67,943
Financing costs related to third party borrowings	(866)
Dividends paid	(388,253)
Reimbursement of costs from VU	47,370
Receivables from affiliated companies, net	(343,283)

Net cash used in financing activities	(655,494)

Increase in cash and equivalents	23,512
Cash and equivalents, beginning of year	141,078

Cash and equivalents, end of year	$164,590

Supplemental disclosure of cash flow information
Interest paid	$60,543

Income taxes paid	$185,758

See accompanying notes to unaudited consolidated financial statements.

Vivendi Universal Entertainment LLLP

Notes to Unaudited Consolidated Financial Statements

(Tabular data in millions, except share and per share data)

1.    NBC Transaction, Capital Structure, Description of Business, and Restatement of Financial Statements

NBC Transaction

        On October 8, 2003, the Business Combination Agreement ("BCA") between General Electric Company ("GE"), National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc. ("NBC"), Vivendi Universal S.A. ("VU") and Universal Studios Holding III Corporation was executed. Pursuant to the BCA, GE and VU combined the businesses of NBC, Universal Studios, Inc. ("USI"), Universal Pictures International Holdings B.V., and Universal Pictures International Holdings 2 B.V. and their respective subsidiaries, including Vivendi Universal Entertainment LLLP, a Delaware limited liability limited partnership ("VUE" or the "Partnership"), of which USI owned 93.06 percent. The transaction closed on May 11, 2004, and as a result, NBC became an 80%-owned subsidiary of GE, with the remaining 20 percent owned by an indirect majority-owned subsidiary of VU. On May 12, 2004, NBC changed its corporate name to "NBC Universal, Inc."

        In connection with the BCA, VUE entered into the following activities:

  •
  Settlement of net amounts due from VU and its affiliates including $47.4 million of reimbursements from VU to recover certain 2003 expenses. The recovery of expenses is included in the accompanying consolidated statement of preferred interests, partners' capital and comprehensive income (loss).

  •
  Sale of the Partnership's investments in Cinema International Corporation and United Cinemas International and the related loan receivable and cash collateral to VU, as well as the sale of certain real properties to third parties. Proceeds from these sales and income taxes were distributed to the partners as cash dividends aggregating $323.5 million. In connection with the sale to VU, the excess of the sale price over the carrying value of the assets of $49.2 million is included in the accompanying consolidated statement of preferred interests, partners' capital and comprehensive income (loss).

  •
  Assumption by VU and its affiliates of net obligations of $66.2 million related to certain pension obligations and notes receivable of the Partnership. Relief of the net obligations is included in the accompanying consolidated statement of preferred interests, partners' capital and comprehensive income (loss).

        The accompanying consolidated financial statements have been prepared on a historical basis and do not give effect to revaluation of net assets from the NBC business combination.

Capital Structure

        In connection with VUE's formation in 2002, USI received a 93.06 percent common interest, IAC/InterActive-Corp ("IAC") received a 5.44 percent common interest and Mr. Barry Diller ("Mr. Diller") received a 1.5 percent common interest. In connection with the NBC transaction, Mr. Diller's common interest was acquired by USI.

        IAC's common interest in VUE is callable by USI after five years and puttable by IAC after eight years, in each case at its then fair market value and may be settled in either VU stock or cash, at VU's election. USI is under no obligation to exercise the call right.

        VUE has issued preferred interests as follows:

		Dividend Rates
Preferred Interests:	Face Value
		Paid-in-Kind	Cash
Class A	$750.0	5.0%	0.0%
Class B	$1,750.0	1.4%	3.6%

        The preferred A interest is mandatorily redeemable in cash in May 2022 at the liquidation value that is equal to face value plus the annual accretion of the 5.0 percent paid-in-kind dividend. The Partnership obtained an independent appraisal of the preferred A interest in prior years. The resulting discount, based on valuation, on the preferred A interest will accrete each period until maturity using the effective interest rate method. The Partnership holds investments in U.S. treasury securities that are designated to fully repay this obligation at maturity (Note 6).

        The preferred B interest is callable and puttable after 20 years, to be settled by VU at liquidation value with a maximum of 43.2 million shares of IAC common stock and 13.4 million shares of IAC class B common stock (for a total of 56.6 million IAC common shares). However, VU may substitute cash in lieu of shares of IAC common stock (but not IAC class B common stock) at its election. Liquidation value equals the face value plus the annual accretion of the 1.4 percent paid-in-kind dividend subject to the limitations above. The Partnership obtained an independent appraisal of the preferred B interest of $1,600.0 million at May 7, 2002. The discount on the preferred B interests will accrete each period until called or put using the effective interest rate method.

        On May 11, 2004 VUE formed a wholly-owned subsidiary, LC Funding Services LLC ("LC Funding"). The sole purpose of LC Funding was to obtain irrevocable letters of credit in favor of IAC to defease certain rights held by IAC relating to the class A preferred interest. LC Funding borrowed $825.0 million to purchase $824.4 million of U.S. treasury securities to collateralize the letters of credit in the event they are drawn upon to settle the class A preferred interest (Note 6). The creditors of VUE and its affiliates do not have recourse to the assets of LC Funding including the U.S. treasury securities.

        On September 16, 2004, the $825.0 million of borrowings was refinanced by a loan from GE (Note 4).

Description of Business

        The Partnership is engaged in the following businesses:

  •
  The production and worldwide distribution of motion pictures in the theatrical, home video and digital video disk ("DVD"), television and other markets.

  •
  The production and worldwide distribution of television programming.

  •
  The ownership and operation of cable television networks.

  •
  The worldwide licensing of merchandise.

  •
  The ownership and operation of theme parks and entertainment complexes.

Motion Picture and Television Production and Distribution

        The Partnership is a major film producer and worldwide distributor of feature films and television programming. Feature films are initially distributed theatrically to exhibitors and thereafter, through other "windows" of distribution, including home video and DVD, pay television, video-on-demand, pay-per-view and free television. Additionally, the Partnership produces animated and live action family programming, reality programming, talk shows and comedy programming for certain markets, including networks, basic cable and home video.

        Key geographic markets for motion picture distribution include the United States, Canada, the European Union, Asia Pacific and Latin America.

        The Partnership directly distributes theatrically its motion pictures in the United States and Canada. Motion pictures are distributed to the rest of the world through United International Pictures, a joint venture owned equally by Universal Studios International B.V. and Viacom International (Netherlands) B.V.

        The Partnership directly distributes its library of television product throughout the world.

        The distribution of the Partnership's product on videocassettes and DVDs is managed by subsidiaries of the Partnership throughout the world.

        The Partnership also distributes motion pictures and home video product owned by other entities for a fee in accordance with the applicable distribution arrangements.

Cable Television Networks

        The Partnership operates three domestic advertiser-supported 24-hour cable television networks: USA Network, Sci-Fi Channel and Trio. USA Network is a general entertainment cable network featuring original series and feature movies, sporting events, off-network television shows and theatrical films. Sci-Fi Channel features original series and events, movies and classic science fiction and fantasy programming. Trio is an entertainment cable television channel reflecting pop-culture television, music, fashion, film and stage in its programming. In 2004, the Partnership sold its NewsWorld International channel (an international news channel that presents hourly newscasts and other long-form contemporary magazine shows) (Note 3).

Theme Parks and Entertainment Centers

        The Partnership is a leader in themed entertainment through its theme park Universal Studios Hollywood in Universal City, California and its investments in Universal Studios Florida, Islands of Adventure and Wet 'n Wild in Orlando, Florida; and Universal Studios Japan in Osaka, Japan. The Partnership also operates themed CityWalk retail and entertainment destinations adjacent to its theme parks in Universal City and Orlando. Additionally, the Partnership has investments in on-site hotels in Orlando.

        In 2004, the Partnership sold its investment in Universal Studios Mediterranea ("USM") and shut down construction of Universal Studios Shanghai (Note 3). The Partnership will continue to provide services to USM under its current license and management agreement.

Restatement of Financial Statements (Unaudited)

        In 2004, the Partnership became aware of the need to adjust its 2000 purchase price allocation for property and equipment, net. The adjustment resulted in a decrease in the carrying value of certain real property of $72.5 million and a corresponding deduction to the common interest of Universal and affiliates as of December 31, 2003. This adjustment has been reflected in the accompanying consolidated financial statements. The common interest of Universal and affiliates has been restated as follows as of December 31, 2003:

	As Reported	Adjustments	As Restated
Universal and affiliates	$8,784.1	$(72.5)	$8,711.6

2.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of the Partnership and those investments in entities that it has a direct or indirect controlling voting interest ("subsidiaries"), generally defined as owning more than 50.0 percent voting control of the subsidiary. All material intercompany accounts, transactions and profits between the consolidated companies have been eliminated. Significant accounts and transactions between the Partnership and related parties are reflected in the consolidated financial statements and disclosed in Note 4.

Use of Estimates

        The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

        Generally, theatrical films are first distributed in the worldwide theatrical and home video markets. Subsequently, theatrical films are made available for worldwide pay television, network exhibition, television syndication and basic cable television. Television films and series are licensed for network exhibition, domestic and foreign syndication, cable and pay television and home video. Theatrical revenues are recognized as the films are exhibited. Revenues from television licensing agreements are recognized when the films or series are available for telecast and all other conditions of the sale have been met. Television barter syndication revenues (sales of advertising time in lieu of cash fees for the licensing of program broadcast rights to a broadcast station) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to non-cancelable agreements, provided that the program is available for its initial broadcast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon the shipment and availability of product for retail sale.

        Cable advertising revenue is recognized in the period in which the advertising commercials are aired on cable networks. Certain contracts with advertisers contain minimum commitments with respect to advertising viewership. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for viewer shortfalls ("makegoods") until such subsequent airings are conducted. Affiliate fees are recognized in the period during which the programming is provided.

        Revenues at theme parks are recognized at the time of visitor attendance, except for multi-day or annual passes, which the Partnership recognizes over the period benefited. Revenues for retail operations are recognized at the point-of-sale.

        The Partnership has equity investments in certain companies that operate theme parks for which it provides operational management services. The Partnership is entitled to a management fee for these services based on the theme parks' revenues, as defined by the underlying agreements. These management fees are included in revenues in the accompanying consolidated statement of operations (Note 4).

        The Partnership has distribution agreements for the distribution of film product in the foreign theatrical market and the worldwide home video market. The Partnership recognizes distribution fees for film distribution in the theatrical market as films are exhibited and for home video sales upon the shipment and availability of product for retail sale. In 2004, distribution fees earned on the distribution of third-party content, which excludes acquisition of films, are recorded as motion picture revenues in the accompanying consolidated statement of operations at $69.7 million. At December 31, 2004, the Partnership has liabilities of $704.0 million and a provision for estimated returns and allowances on distributed product of $225.0 million related to a significant distribution agreement. These items are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet.

Equity Method Investments

        The Partnership uses the equity method of accounting for investments in certain companies in which the Partnership's ownership is 20.0 percent or greater but less than or equal to 50.0 percent or when the Partnership has the ability to exercise significant influence over operating and financial policies of the investee. Investments in companies in which the Partnership owns less than 20.0 percent and does not have significant influence are accounted for at cost.

        Under the equity method, the Partnership's investments in and amounts due to and from the equity investee are included in the consolidated balance sheets. The Partnership's share of the investee's earnings are included in the consolidated statement of operations as equity in income of unconsolidated companies; and dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the consolidated statement of cash flows. Additionally, when circumstances warrant, the carrying value of investments accounted for using the equity method of accounting are adjusted downward to reflect any other-than-temporary declines in value.

        As of January 1, 2004, the Partnership began consolidating Sundance Channel LLC in which it has a 50% ownership interest, as the Partnership is considered to be the primary beneficiary in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. Sundance is a venture that is owned 50% by the Partnership and 50% by other investors. Sundance operates a subscription premium television programming service that primarily features first-run independent films, short films and documentaries. Sundance has been primarily financed through a loan from the Partnership of up to approximately $50.0 million. The loan amount due from Sundance at

December 31, 2004 has been eliminated in the accompanying consolidated balance sheet. The creditors of Sundance do not have recourse to other assets of the Partnership.

Cash and Equivalents

        Cash and equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Financial Instruments

        The carrying value of the Partnership's cash and equivalents, current receivables, accounts payable, accrued expenses and foreign income taxes payable approximates fair value due to their short-term nature. Long-term receivables are discounted and their carrying values approximate fair values. The carrying value of the Partnership's available-for-sale securities is based on market quotes. The carrying value of the Partnership's borrowings approximates fair value due to the notes' variable interest rate features. The carrying value of the Partnership's foreign currency forward contracts and foreign currency options represent replacement values of these derivatives at market prices and can change significantly from period to period based on, among other factors, market movements and changes in the Partnership's positions.

        The estimated fair values of other financial instruments subject to fair value disclosure and the related carrying amounts are as follows at December 31, 2004:

	Carrying amount, net	Estimated fair value, net
Held-to-maturity investments	$854.5	$955.8
Class A preferred interest	(641.4)	(854.9)

        Generally, fair values are based on estimates using present value techniques.

Foreign Currency Translation

        The financial position and results of operations of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at the average rates of exchange during the period. Resulting translation gains or losses are included in comprehensive income (loss), as a component of partners' capital. For transactions denominated in a currency other than the Partnership's functional currency, such as foreign currency receivables or payables, translation gains or losses are taken into income currently. In 2004, exchange losses recognized in operations were $20.2 million.

Receivables

        Receivables are recorded net of a provision for doubtful accounts, as well as estimated allowances for merchandise returns. As of December 31, 2004, the allowance for returns and doubtful accounts was $623.3 million.

        The Partnership has significant receivables from customers in a number of different industries and geographic areas including motion picture exhibitors, television broadcasters, multiple system operators and video distributors and retailers. As of December 31, 2004, one customer accounted for approximately 17.5 percent of receivables. No customer represented greater than 10.0 percent of revenues in 2004.

Inventories

        The cost of purchased retail inventories is determined using the average cost method. The cost of purchased home video inventories is determined by the first-in, first-out ("FIFO") method. Inventories are stated at the lower of cost or market.

Film and Television Costs

        Inventories of theatrical and television product ("film costs"), which are produced or acquired for sale to third parties, are stated at the lower of cost, less accumulated amortization, or fair value. Film costs principally consist of direct production costs, production overhead and capitalized interest. Film costs are amortized and related participation and residual costs are expensed based on the ratio of the current period's gross revenues to estimated total remaining gross revenues from all sources on an individual film forecast basis.

        Management estimates ultimate revenues and costs for feature films and television programs based on anticipated release patterns, the level of market acceptance and historical results of similar products. Actual results could differ from those estimates.

        A portion of the Partnership's historical acquisition price was allocated to previously released films whose initial release dates were at least three years prior to the acquisition ("library product"). Library product, net as of December 31, 2004 was $640.7 million. Acquired library product is amortized over 20 years on a straight-line basis with 16 years remaining as of December 31, 2004. Amortization of acquired film libraries was $40.3 million in 2004 and is included in cost of revenues in the accompanying consolidated statement of operations.

Cable Program Rights and Obligations

        License agreements for program material are accounted for as a purchase of program rights. Program rights and obligations are recorded at gross value when the license period begins and the program is available for its initial broadcast. Program rights are amortized as the associated programs are broadcast and are stated at the lower of amortized cost or net realizable value.

        Program rights, net of amortization, classified as current assets include the portion of unamortized program rights that are expected to be amortized in the next 12 months.

Property and Equipment

        Property, plant and equipment are stated at cost. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, generally 10 to 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease period. Depreciation and amortization expense was $169.6 million in 2004. Property and equipment consists of the following as of December 31, 2004:

Land	$161.4
Buildings and leasehold improvements	882.0
Furniture, fixtures and equipment	660.4

1,703.8
Accumulated depreciation	(584.5)

$1,119.3

Goodwill and Intangible Assets

        The Partnership's intangible assets primarily include goodwill, copyrights, trademarks and multiple system operator ("MSO") agreements. These intangible assets are carried at the lower of cost, less accumulated amortization, or fair value. The Partnership does not record amortization on goodwill or indefinite lived intangible assets.

        The changes in the carrying amount of goodwill are as follows for the year ended December 31, 2004:

Balance at January 1	$6,622.0
Consolidation of Sundance Channel LLC	160.7

Balance as of December 31	$6,782.7

        The carrying amounts of intangible assets consists of the following as of December 31, 2004:

Identifiable intangible assets:
Indefinite-lived:
Universal trademarks and tradenames	$849.9
USA Entertainment trade names	114.0

963.9
Intangible assets subject to amortization:
MSO agreements	934.0
Less accumulated amortization	(123.0)

811.0

$1,774.9

        Effective January 1, 2004, the Partnership began treating all multiple system operator agreements as intangible assets subject to amortization. These MSO agreements are being amortized over useful lives ranging from 7 to 9 years. Amortization in 2004 of $111.1 million is also estimated for each of the next five years.

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Partnership performs an annual impairment test for goodwill and indefinite lived intangible assets. Goodwill and intangible assets are allocated to various reporting units, which are either the operating segment or one reporting level below the operating segment. The Partnership's reporting units for purposes of applying the provisions of SFAS No. 142 include motion picture production and distribution, television production and distribution, cable networks and parks and resorts. SFAS No. 142 requires the Partnership to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment ("Step One"). If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill and intangible assets within the reporting unit is less than their carrying value ("Step Two"). If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized. Fair values for goodwill and intangible assets are determined based on discounted cash flows or other appraised values as appropriate.

        The Partnership performed its annual impairment in 2004 and due to continuing weakness in attendance at certain of its theme parks, the Partnership recorded an impairment charge of $224.9 million related to recorded trademarks at its parks and resorts reporting unit. The fair values of the reporting units used in the impairment analyses were determined by management with the assistance of an independent appraiser.

Other Long-Lived Assets

        The Partnership evaluates the recoverability of the carrying amount of its long-lived assets, excluding goodwill and indefinite lived intangible assets, to be held and used. Such reviews are performed periodically or whenever events or changes in circumstances indicate full recoverability is questionable. The recoverable amount is defined by the net amount expected to be recovered from operating cash inflows less associated cash outflows arising from an asset's continued use and subsequent disposal.

        Assessment of any impairment would include a comparison of undiscounted estimated future cash flows anticipated to be generated during the remaining amortization period to the net carrying value. If the Partnership determines that an impairment has occurred, the measurement of the impairment will be equal to the excess of the carrying amount over fair value, which is typically measured as the amount of the discounted estimated future cash flows.

Advertising Costs

        The Partnership expenses advertising costs as incurred. Advertising expense recorded within cost of revenues was $1,137.2 million in 2004. Advertising expense recorded within selling, general and administrative expenses was $129.2 million in 2004.

Advertising Barter Transactions

        Barter transactions represent the exchange of commercial air-time for programming, merchandise or services. The transactions are recorded at the estimated fair market value of the asset or services received or given. Barter revenue was $26.2 million in 2004.

Income Taxes

        As a Delaware limited liability limited partnership, the Partnership is not subject to U.S. federal income taxation. As a result of being classified as a pass-through entity for U.S. federal and certain state tax purposes, the earnings and losses of the Partnership are included instead in the taxable income of the partners' federal and state income tax returns. The liability for any such income taxes is the responsibility of the partners. The Partnership is, however, subject to taxation by certain U.S. state and local jurisdictions and by foreign jurisdictions through its foreign affiliates who are primarily not pass-through entities for tax purposes. Also, the Partnership owns several corporate subsidiaries that are subject to U.S. federal, state and local taxation.

        Foreign income taxes are provided as if the Partnership was a separate legal entity under the provisions of the related tax jurisdictions. The Partnership accounts for income taxes under the asset and liability method prescribed by SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. SFAS No. 109 specifies an asset and liability approach, which requires the recognition of deferred foreign tax assets and liabilities for the expected future tax consequences of events which have been recognized in the Partnership's financial statements. Deferred tax assets and liabilities are measured using foreign statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

Derivative Financial Instruments and Hedging Activities

        The Partnership accounts for derivative financial instruments based on the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that the Partnership record all derivatives on the balance sheet at fair value. The Partnership recognizes changes in fair value of derivatives each period in current operations or other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The Partnership does not use financial instruments for trading or other speculative purposes. Further information about derivatives and hedging is provided in Note 13.

Risk Management

        The Partnership has various exposures due to currency fluctuations arising in the normal operation of the business. Prior to May 11, 2004, VU entered into certain risk management strategies that were intended to mitigate these risks as well as other risks it faced as a result of transactions and currencies of its other subsidiaries and affiliates. The Partnership has reflected in these consolidated financial statements the effects of VU's hedging strategies through May 11, 2004 to the extent they relate to a risk existing at the Partnership and where a specific derivative contract exists. The Partnership has not reflected in these consolidated financial statements the effect (if any) of derivative activity where VU adopted a comprehensive strategy, as it is not practicable to allocate the effects to the Partnership. Subsequent to May 11, 2004, the Partnership began entering into its own risk management strategy with the supervision of GE (Note 13).

Capitalized Interest Costs

        The Partnership capitalizes interest on construction for its themed entertainment facilities and on theatrical and television productions in process. Interest cost incurred in 2004 was $161.3 million of which $24.9 million was capitalized.

Stock Based Compensation

        Subsequent to May 11, 2004, the Partnership began participating in the GE stock option and related plans. Awards to employees of the Partnership under these plans in 2004 were immaterial.

        Prior to May 11, 2004, the Partnership participated in the VU stock option plans and applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options issued to employees or directors under the plans. Accordingly, no compensation cost has been recognized for grants to employees or directors. Option grants under the VU stock option plans in 2004 were immaterial.

        Pro forma net income under SFAS No. 123 approximated net income in the accompanying consolidated statement of operations.

Comprehensive Income

        The Partnership computes comprehensive income (loss), which is reported in the accompanying consolidated statement of preferred interests, partners' capital and comprehensive income (loss), pursuant to SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for the reporting and display of comprehensive income and its components in financial statements and thereby reports a measure of all changes in equity of an enterprise that result from transactions and other economic events other than transactions with owners. Total comprehensive income (loss) for the Partnership includes net income (loss) and other comprehensive income (loss) items, including unrealized gains or losses on foreign exchange contracts, interest rate swaps, available-for-sale securities and foreign currency translation adjustments.

        The following summary sets forth the components of comprehensive income (loss) and accumulated amounts in partners' capital:

	Foreign Exchange Contracts and Interest Rate Swaps	Foreign Currency Translation Adjustments	Available- for-Sale Securities
Balance, December 31, 2003	$(29.2)	$14.8	$14.3
Unrealized loss	(16.2)	(22.8)	(2.7)
Reclassification into operations	20.1	—	—
Reclassification adjustment for sale of investments in unconsolidated companies	4.4	(18.9)	—

Balance, December 31, 2004	$(20.9)	$(26.9)	$11.6

3.    Dispositions

Discontinued Operations

        On March 26, 2004, the Partnership entered into an agreement for the sale of NewsWorld International ("NWI"). The sale price of $70.0 million is comprised of $45.0 million in cash and $25.0 million in a secured note receivable. The Note is due May 4, 2008 with interest at 9.25% per annum payable semi-annually. Interest through May 4, 2006 may be deferred and added to the principal amount of the Note at the option of the issuer. The Partnership will not have any significant involvement in the continuing operations of NWI.

        The following represents the summary operating results and gain on disposition of NWI presented as discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2004:

Net sales	$7.9

Income from operations	$1.9

Net income	$1.9
Gain on disposition	34.0

Income from discontinued operations	$35.9

Asset Disposals

        The Partnership disposed of the following assets during the year ended December 31, 2004. The resulting gain and losses are included in loss on disposal of assets, net in the accompanying consolidated statement of operations:

  •
  The Partnership sold its minority ownership interest in the Spencer Gifts Holdings, Inc. that owns and operates Spencer for $11.0 million and recognized a gain of $5.4 million.

  •
  The Partnership sold its investment in Universal Studios Mediterranea for $29.8 million and recorded a loss of $12.2 million.

  •
  The Partnership sold land known as Wet 'N Wild properties for $2.0 million and recorded a loss of $0.1 million.

  •
  The Partnership shut down construction of Universal Studios Shanghai and recorded a loss of $1.7 million.

  •
  The Partnership shut down Motown Cafe Orlando, L.P., a restaurant venture located within the entertainment complex of Universal Studios Florida, and recorded a loss of $4.6 million.

4.    Related Party Transactions

Transactions with GE and Affiliates

        Subsequent to May 11, 2004, GE began managing the working capital requirements of the Partnership based upon GE's centralized cash management system. Additionally, on September 16, 2004, the Partnership borrowed $825.0 million from GE through an unsecured loan to refinance borrowings used for the purchase of U.S. treasury securities (Note 6). Interest incurred on the loan in 2004 was $6.3 million. The loan was repaid in January 2005. These related party activities have resulted in net amounts receivable by the Partnership of $1,112.9 million as of December 31, 2004.

        Subsequent to May 11, 2004, GE began providing the Partnership with a variety of services, including legal, payroll, human resources and employee benefits administration, investment, procurement and sourcing support, insurance, tax, treasury and internal audit services. The value of these services has not been reflected in the accompanying consolidated financial statements.

        The Partnership also has related party activities primarily for licensing of television programming to NBC and affiliates that are settled in the normal course of business. Revenues recognized in 2004 related to these activities were approximately $259.5 million. Receivables related to these activities as of December 31, 2004 were approximately $63.7 million.

Transactions with VU and Affiliates

        Prior to May 11, 2004, VU and certain of its affiliates provided a variety of services and working capital to the Partnership. The Partnership also provided a variety of services to VU and certain of its affiliates. The principal transactions between VU, its affiliates and the Partnership include allocations of joint costs such as information technology, employee benefit plan expenses, insurance, rent and other shared services. These allocations of approximately $7.4 million in 2004 are included primarily in selling, general and administrative expenses in the consolidated statement of operations. These allocations ceased on May 11, 2005. The Partnership's payable to VU at December 31, 2004 of $13.7 million was repaid in February 2005.

        Prior to May 11, 2004, VU also funded the working capital requirements of its businesses based upon a centralized cash management system. The Partnership's net receivable from VU and affiliates was substantially settled in connection with the BCA (Note 1). These allocations ceased on May 11, 2005. The Partnership's receivable from VU of $3.2 million at December 31, 2004 was repaid in February 2005.

        In May 2002, a subsidiary of the Partnership issued 52,500 shares of redeemable preferred stock with a liquidation value of CAN$52.5 million (approximately $33.7 million) to an affiliate of USI in exchange for a note receivable of the same amount from another affiliate of USI. The preferred shares and the note receivable were settled in connection with the BCA.

        The Partnership has related party activities primarily for co-production, licensing and distribution with affiliates of VU that are settled in the normal course of business. Revenues recognized in 2004 related to these activities were approximately $8.4 million. Receivables related to these activities as of December 31, 2004 were approximately $1.9 million. Payables related to these activities, primarily for cash collected on behalf of affiliates, as of December 31, 2004 were approximately $55.3 million.

Other Related Party Transactions

        The Partnership has equity investments in certain companies that operate theme parks for which it provides operational management services and pay television channels for which it licenses film product. The Partnership earns management fees for operating the theme parks and license fees for the licensing of its film product. The Partnership includes management and license fees in revenues and eliminates intercompany profit. During the year ended December 31, 2004, the Partnership included approximately $72.0 million of these fees in revenues. The Partnership also wrote-off $50.0 million of receivables in 2004 related to management fees that were previously deferred. As of December 31, 2004, the Partnership had receivables of approximately $65.5 million and payables of approximately $3.6 million from companies in which it has an ownership interest.

        As of December 31, 2004, the Partnership has loans to directors, officers and employees of approximately $11.7 million. The loans bear interest at rates up to approximately 5.2 percent and are generally due upon termination of the director, officer or employee. The loans are secured by a deed of trust. Interest income recognized on these loans in 2004 was approximately $0.6 million.

5.    Film, Television and Program Costs

        Film, television and program costs consists of the following as of December 31, 2004:

Theatrical film costs:
Released, less amortization	$1,042.9
Completed, not released	41.4
In-production	456.5
In development	20.0

1,560.8

Television costs:
Released, less amortization	582.8
Completed, not released	11.3
In-production	16.1
In development	0.5

610.8

Program costs, less amortization:
Current	165.8
Non-current	143.4

309.2

Total	2,480.8
Less current portion	165.8

$2,315.0

        Based on management's total gross revenue estimates as of December 31, 2004, approximately 50.5 percent of completed and unamortized film and television costs (excluding amounts allocated to acquired libraries) are expected to be amortized in 2005, approximately 79.3 percent by December 31, 2006 and approximately 89.0 percent by December 31, 2007. As of December 31, 2004, the Partnership estimated that approximately $724.3 million of accrued participation and residual liabilities will be payable in 2005.

6.    Investments

Investments in Unconsolidated Companies

        The Partnership has a number of investments in unconsolidated companies that are 50.0 percent or less owned that are accounted for using the equity method. The filmed entertainment business's equity investments at December 31, 2004 primarily relate to international television networks. Significant theme parks and entertainment centers and other business investments include (i) Universal City Development Partners, Ltd. ("UCDP") (50.0 percent owned), which owns two themed tourist attractions and an entertainment complex (Universal Orlando, Universal Studios—Islands of Adventure, and CityWalk), as well as a 25.0 percent interest in three adjacent hotels; (ii) Universal Studios Japan Co., Ltd., which owns a motion picture themed tourist attraction and commercial real estate in Osaka, Japan (24.0 percent owned); and (iii) several other smaller equity investments.

        In 2004, the Partnership sold: (i) its investments in Cinema International Corporation and United Cinemas International (collectively, "CIC/UCI"), both engaged in theatrical exhibition of motion pictures in territories outside the U.S. and Canada (49.0 percent owned) to VU in connection with the BCA (Note 1); and (ii) its investment in Universal Studios Mediterranea, a theme park located in Spain (37.0 percent owned) to a third-party (Note 3). In 2004, the Partnership also began consolidating the accounts of Sundance Channel LLC for which it has a 50% ownership interest in accordance with FIN 46 (Note 2).

        At December 31, 2004, the Partnership's carrying amount of its equity investments was $271.0 million.

        Summarized combined financial information for the Partnership's equity method investments as of and for the year ended December 31, 2004 is as follows:

Current assets	$536.9
Non-current assets	3,377.9
Current liabilities	754.4
Non-current liabilities	2,563.1
Revenues	$2,231.6
Operating income	119.7
Net loss	(60.3)

        The summarized combined financial information was derived from the investee's unaudited historical financial statements.

Other Investments

        In 2004, the Partnership purchased $824.4 million of U.S. treasury securities that the Partnership plans to hold until maturity to, among other matters, redeem its class A preferred interest in May 2022. These securities collateralize certain letters of credit that defease certain rights held by IAC related to the class A preferred interest (Note 1). Accordingly, these investments are classified as held-to-maturity. Maturity dates of these securities range from May 15, 2005 to November 15, 2021 of which the substantial majority mature in November 2021.

        The Partnership has other investments consisting of common stock, warrants, preferred interests and other cost method investments of $70.5 million as of December 31, 2004. In 2004, the Partnership recorded an impairment charge of $62.1 million on its preferred interests due to continuing losses of the underlying business.

7.    Borrowings

        Borrowings consist of the following as of December 31, 2004:

Term loan agreement	$750.0
Term loan agreement	920.0

$1,670.0

Term Loan Agreement—$750 Million

        The Partnership had a revolving credit facility that was refinanced in 2004 by a $750.0 million unsecured term loan that matures on November 10, 2007. Interest on amounts borrowed under the term loan agreement are due upon maturity of each fixed interest period (generally one to three months) at either (i) the prime rate (5.0 percent as of December 31, 2004), or (ii) the applicable Eurodollar rate plus 35 basis points (2.8 percent as of December 31, 2004).

        The Partnership had an interest rate swap agreement on the revolving credit facility that was settled in 2004 in connection with the refinancing.

        As of December 31, 2004, the Partnership had accrued interest payable of $2.6 million that is included in accounts payable and accrued liabilities.

        The Partnership charged the remaining direct transaction costs related to the revolving credit facility of $21.1 million to interest expense in 2004. Financing fees associated with the 2004 refinancing were immaterial.

Term Loan Agreement—$920 Million

        The Partnership had a five-year term loan that was refinanced in 2004 by a $920.0 million unsecured term-loan that matures on May 10, 2007. Interest on amounts borrowed under the unsecured term loan agreement are due upon maturity of each fixed interest period (generally one to three months) at either (i) the prime rate (5.0 percent as of December 31, 2004), or (ii) the applicable Eurodollar rate plus 40 basis points (2.6 percent as of December 31, 2004).

        As of December 31, 2004, the Partnership had accrued interest payable of $4.4 million that is included in accounts payable and accrued liabilities.

        The Partnership charged the remaining direct transaction costs related to the five-year term loan of $17.0 million to interest expense in 2004. Financing fees associated with the 2004 refinancing were immaterial.

8.    Partners' Allocation of Net Income (Loss), Voting Rights and Distributions

Allocation of Net Income (Loss)

        Under the Partnership agreement, net loss shall be allocated first, to the partners to the extent of their capital accounts; second, to the holders of the preferred interests to the extent of their capital accounts; and third, to the holders of common interests in accordance with their participation percentages. These allocations will be provided in the order above on a pro rata basis.

        Under the Partnership agreement, net income shall be allocated first, to the holders of the preferred interests to recover any losses; second, to the holders of the preferred interests until the aggregate amount allocated equals a return of 5.0 percent per annum on the face value of their preferred interest; third, to the holders of common interests to recover any losses previously allocated to them; and fourth, to the partners in accordance with their participation percentages above. These allocations will be provided in the order above on a pro rata basis.

        Special allocations may be made to provide for certain income tax treatments, as defined, to the partners pursuant to the Partnership agreement.

Voting Rights

        USI has the exclusive right to manage the affairs of the Partnership, appoint the chief executive officer and the board of directors.

Distributions

        The Partnership shall make cumulative preferential cash distributions to holders of the class B preferred interests at a rate of 3.6 percent per annum of the face value. Distributions shall be payable quarterly on the last business day of each calendar quarter.

        The Partnership shall make cash distributions to each partner as soon as practicable after the close of each taxable year in an amount equal to the product of (a) the amount of taxable income allocated to such partner for such taxable year reduced by the amount of taxable loss allocated to such partner for all prior taxable years, and, (b) the highest aggregate marginal statutory income tax rates applicable to any partner.

        The Partnership may make cash distributions to holders of common interests based on their respective participation percentages, however, no distributions may be made unless all past due distributions on the preferred interests have been made.

9.    Stock Options

Stock Option Plans

        Subsequent to May 11, 2004, the Partnership began participating in the GE stock option and related plans. Awards to employees of the Partnership under these plans in 2004 were immaterial.

        Through May 11, 2004, the Partnership participated in the VU stock option plans. Under VU's stock option plans, options were granted to purchase common shares of VU at not less than the fair market value of the shares on the date of the grant. In connection with the BCA (Note1), stock options granted to Partnership employees under the VU stock option plans and outstanding as of May 11, 2004 became fully vested and the obligation for settlement was transferred to VU. There were 10,520,222 stock options outstanding and exercisable as of December 31, 2004. These stock options expire between 8 and 10 years after the date of grant.

        Certain affiliates of a predecessor of the Partnership granted an executive officer an option to acquire 0.2 percent of their shares, subject to adjustment for certain changes in their capital structure and other extraordinary events. This option became fully vested in connection with the BCA and the obligation was transferred to VU.

        A total of $13.1 million was recognized as amortization of deferred compensation expense in 2004.

10.    Income Taxes

        The Partnership's tax liability balance, which primarily consists of foreign taxes, as of December 31, 2004 was $65.7 million. The Partnership, for U.S. federal and state income tax purposes, had no net operating loss or tax credit carryforwards. Under SFAS No. 109, normally a deferred tax asset is established for the tax benefits of existing and acquired operating loss and tax credit carryforwards and other deductible temporary differences. Any net operating loss or tax credit carryforwards incurred in connection with the Partnership's businesses from periods prior to its formation remain with the respective partners who incurred them. Any domestic deductible temporary differences will be passed through to the Partnership's partners who will be responsible for paying any related income taxes. No deferred tax assets have been recorded for any net operating loss or tax credit carryforwards incurred by any of the Partnership's foreign affiliates as such amounts are immaterial.

        The provision for income taxes, which primarily consists of current foreign taxes, for the year ended December 31, 2004 was $171.5 million. Foreign taxes arise from the imposition of foreign taxes on the earnings of the Partnership's foreign affiliates and from the imposition of foreign withholding taxes on certain foreign remittances to the Partnership. Income attributable to foreign operations was $535.4 million in 2004.

        VU and IAC have agreed to indemnify the Partnership and hold it harmless for certain taxes arising from and attributable to prior periods before the formation of the Partnership. If either party were to be unable to perform under these tax indemnification obligations, a resulting liability may be incurred by the Partnership.

11.    Details of Certain Consolidated Balance Sheet Accounts

        Detail of certain consolidated balance sheet accounts consists of the following as of December 31, 2004:

Accounts payable and accrued liabilities:
Accounts payable	$207.5
Accrued expenses	1,558.6
Accrued compensation	186.8
Deferred revenue	216.0

$2,168.9

Other non-current liabilities:
Accrued compensation	$46.9
Deferred revenue	161.7
Other	66.7

$275.3

Accrued participations and residuals:
Participations	$1,007.4
Residuals	355.4

$1,362.8

12.    Benefit Plans

        The Partnership participates in various multiemployer defined benefit and defined contribution pension plans under union and industry agreements. These plans include substantially all participating production employees covered under various collective bargaining agreements. Pension expense for these plans in 2004 was $9.5 million. Information from the plans' administrators is not sufficient to permit the Partnership to determine its share of unfunded vested benefits, if any.

        Through May 11, 2004, the Partnership had (i) two retirement account plans covering certain domestic employees for which the Partnership made voluntary contributions on behalf of the employees based on age and eligible earnings, (ii) various 401(k) plans that allowed employees to contribute up to 17.0 percent of their compensation for which the Partnership matched employee 401(k) contributions up to 6.0 percent of eligible compensation. In connection with the BCA, employees became fully vested in these plans and the related liabilities were assumed by VU (Note 1). Expense for these plans in 2004 was $11.2 million.

        Through May 11, 2004, the Partnership had an unfunded postretirement benefit plan covering other domestic and foreign employees of various subsidiary companies. Expense for this plan in 2004 was $.8 million. In connection with the BCA, the related benefit obligations were assumed by VU.

        Subsequent to May 11, 2004, Partnership employees are covered under a number of GE pension, health and life insurance plans. The Principal Pension Plan is the GE Pension Plan, a defined benefit plan. Employees of certain affiliates are covered under separate pension plans, which are not significant individually or in the aggregate. Partnership employees also participate in GE's defined contribution savings plan that allows the employees to contribute a portion of their pay to the plan on a pre-tax basis. GE matches 50% of these contributions up to 7% of the employee's pay. Expense allocated to the Partnership in 2004 under these plans was $10.1 million.

        The Partnership has several other defined benefit and defined contribution plans covering other domestic and foreign employees of various subsidiary companies. Expense for these plans in 2004 was $9.2 million.

        The Partnership has a severance plan known as the Supplemental Severance Pay Program of Universal Studios, Inc. Pursuant to the plan, eligible employees are entitled to certain severance and insurance benefits which are based on years of service and other factors, at the time of employment termination, as defined by the plan.

13.    Derivative Instruments and Hedging Activities

        The Partnership mitigates or eliminates exposure to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures and through selective use of derivatives. The Partnership applies strict policies to manage each of these risks, including prohibitions on derivatives trading, derivatives market-making or other speculative activities. Substantially all of the Partnership's derivative financial instruments are effective as hedges. The fair value of all derivative financial instruments has been calculated using valuation models that use observable market data.

        To qualify for hedge accounting, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks that are being hedged, the derivative instrument and how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in fair value or cash flows, as appropriate, for the risk being hedged. Effectiveness is evaluated on a retrospective and prospective basis. If a hedge relationship becomes ineffective, it no longer qualifies as a hedge. Any excess gains or losses attributable to such ineffectiveness, as well as subsequent changes in the fair value of the derivative, are recognized in operations. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it is deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in operations currently. In 2004, there were no forecasted transactions that failed to occur.

Cash flow hedges

        The Partnership uses foreign currency forward contracts and foreign currency options to mitigate or eliminate exposure to fluctuations in foreign currency exchange rates from certain types of forecasted transactions. The Partnership accounts for derivative instruments in accordance with SFAS No. 133. The effective portion of unrealized gains and losses is deferred as a separate component of accumulated other comprehensive income (losses) until the underlying hedged transactions are reported in the Partnership's consolidated statement of operations.

        At December 31, 2004, amounts related to derivatives qualifying as cash flow hedges amounted to a decrease to equity of $20.8 million, of which the Partnership expects to transfer losses of $7.7 million to operations in 2005 along with the operations effects of the related forecasted transactions. At December 31, 2004, the maximum term of derivative instruments that hedge forecasted transactions was 34 months.

        The Partnership has certain investments in theme park attractions ("Joint Ventures") that are accounted for using the equity method of accounting. Several of these Joint Ventures have interest rate swap arrangements on long-term debt for the purpose of managing interest rate exposure. The interest rate swaps effectively convert the Joint Ventures' variable interest rates on a portion of the related long-term debt to fixed rates through April 2008 and minimize exposure to increases in interest rates. As of December 31, 2004, the Partnership's proportionate share of the fair value of these interest rate swaps was a liability of $8.4 million. The change in fair value has been recorded through comprehensive income (loss), as a component of partners' capital.

Fair value hedges

        Fair value hedges are hedges that mitigate the risk of changes in the fair values of assets, liabilities and certain types of firm commitments. The Partnership records changes in fair value of derivatives designated and effective as fair value hedges in operations, offset by corresponding changes in the fair value of the hedged item.

Derivatives not designated as hedges

        The Partnership must meet specific criteria in order to apply hedge accounting. The Partnership uses derivatives to hedge exposures when it makes economic sense to do so, including circumstances in which the hedging relationship does not qualify for hedge accounting as described in the following paragraph. The Partnership also will occasionally receive derivatives, such as equity warrants, in the ordinary course of business. Although these instruments are considered to be derivatives, their economic risk is similar to, and managed on the same basis as, other equity instruments the Partnership holds. Derivatives that do not qualify for hedge accounting are marked to market through operations.

Operations effects of derivatives

        In the context of hedging relationships, "effectiveness" refers to the degree to which fair value changes in the hedging instrument offset the corresponding expected operations effects of the hedged item. Hedge ineffectiveness in 2004 was immaterial.

14.    Commitments and Contingencies

        The Partnership occupies facilities and rents equipment under operating lease agreements, which expire at various dates through October 2014. Certain of these leases contain rent increases, at defined rental amounts, and contain renewal options for periods of five- or six-year increments (maximum 25 years). Certain facility lease agreements provide for payment of taxes, insurance and maintenance. Total rent expense in 2004 was $36.6 million. Total sublease income in 2004 was $3.3 million.

        Future minimum annual lease payments under the terms of the operating leases are as follows as of December 31, 2004:

	Facilities	Other	Subleases	Total
2005	$26.5	$1.7	$(3.0)	$25.2
2006	21.6	0.6	(3.2)	19.0
2007	20.7	0.3	(3.4)	17.6
2008	19.4	0.1	(3.6)	15.9
2009	18.0	-	(3.8)	14.2
Thereafter	51.4	-	(14.4)	37.0

	$157.6	$2.7	$(31.4)	$128.9

        As of December 31, 2004, the Partnership had the following liabilities and commitments extending through April 2012 associated with its program rights. Liabilities for program rights represent future payments to be made under program contract agreements. Commitments for program rights consist of programs for which the license period has not yet begun or the program is not yet available for broadcast.

	Program Rights
	Liabilities	Commitments
2005	$249.3	$83.3
2006	140.7	55.9
2007	105.4	89.5
2008	69.8	90.7
2009	25.6	44.2
Thereafter	17.5	43.6

	608.3	$407.2

Less current portion	249.3

	$359.0

        The Partnership has other operating commitments as follows as of December 31, 2004:

	Artist and Writers	Employment Contracts	Other	Total
2005	$277.9	$135.1	$21.4	$434.4
2006	33.6	53.1	12.6	99.3
2007	23.8	19.5	0.4	43.7
2008	20.1	4.9	—	25.0
2009	1.1	4.4	—	5.5

	$356.5	$217.0	$34.4	$607.9

        In connection with its 20.0 percent equity investment in MovieLink, a joint venture formed in February 2001 to provide film programming via the internet, VUE has committed to make capital contributions up to $30.0 million and may be obligated to fund payment obligations of MovieLink with respect to certain intellectual property liabilities in excess of $30.0 million. As of December 31, 2004 VUE has contributed $20.7 million and expects to contribute the remaining $9.3 million over the next several years pursuant to future capital calls that may be made from time to time. As MovieLink has only been operating since 2001, there is no assurance that the outstanding capital contributions will be sufficient to fund future operations. Due to the operating history of MovieLink, the investment balance has been written down to zero.

        Universal City Development Partners, Ltd. ("UCDP") has a consulting agreement (the "Consulting Agreement") with a consultant under which UCDP pays a fee equal to a percentage of UCDP's gross revenues for consulting services in connection with the attractions and certain other facilities owned by UCDP. Under the terms of the Consulting Agreement, the consultant is also entitled to a fee based on a percentage of gross revenues of comparable projects, which are gated motion picture and/or television themed attractions owned or operated, in whole or in part, by UCDP, or any of UCDP's partners or any of their affiliates, other than in Universal City, California. At present, the only theme park which is a comparable project under the Consulting Agreement is Universal Studios Japan. The Partnership has

guaranteed certain obligations under the Consulting Agreement for the benefit of the consultant. During the consultant's lifetime, he or UCDP can annually extend his obligation to render consulting services. If that obligation terminates, UCDP's right to use his name as a consultant, and his obligation not to provide services to any other theme park, will terminate three years later, although his right to fees under the Consulting Agreement will continue until a park which is covered by the agreement is closed. Starting in 2010, the Consultant has the right to terminate the periodic payments under the Consulting Agreement and receive instead one payment equal to the fair market value of his interest in the Orlando park and certain comparable projects. If the parties cannot agree on the fair market value, the fair market value will be determined by binding appraisal by two national public accounting firms. Total consulting fees incurred in 2004 were $33.2 million.

        The Partnership is involved in various lawsuits, claims and inquiries. Management and its legal counsel believe that the resolution of these matters will not have a material adverse effect on the consolidated financial position of the Partnership or the consolidated results of its operations.

QuickLinks

  Exhibit 99.2
Vivendi Universal Entertainment LLLP Consolidated Financial Statements—Unaudited Year ended December 31, 2004 Table of Contents
Vivendi Universal Entertainment LLLP Consolidated Balance Sheet—Unaudited As of December 31, 2004 (In thousands)
Vivendi Universal Entertainment LLLP Consolidated Statement of Operations—Unaudited Year Ended December 31, 2004 (In thousands)
Vivendi Universal Entertainment LLLP Consolidated Statement of Cash Flows—Unaudited Year Ended December 31, 2004 (In thousands)
Vivendi Universal Entertainment LLLP Notes to Unaudited Consolidated Financial Statements (Tabular data in millions, except share and per share data)